UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Kenneth Powell
Suite 751, 815 – 8th Avenue SW
Calgary, Alberta
Canada  T2P 3P2
(403) 543-2187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2006 through to October 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,897,257

	8.	Shared Voting Power 1,914,247

	9.	Sole Dispositive Power 6,897,257

	10.	Shared Dispositive Power 1,914,247

CUSIP No. 887902104	13D	Page 3 of 12 Pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,811,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 21.68%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. TTN Escrow Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

CUSIP No. 887902104	13D	Page 4 of 12 Pages

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 400,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) CO

______________________________________________________________________________________

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Karen Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

CUSIP No. 887902104	13D	Page 5 of 12 Pages

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,914,247

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,914,247

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,914,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.86%

CUSIP No. 887902104	13D	Page 6 of 12 Pages

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	(i) Kenneth Powell

(ii) TTN Escrow Capital Corp. ("TTN")

(iii) Karen Powell

(b)	(i) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(ii) 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada.

(iii) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(c)	(i) Chief Executive Officer and President; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(ii) Incorporated under the laws of the Province of British Columbia, Canada; Escrow company; Suite 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, Canada

(iii) Self-employed physician and spouse of Dr. Kenneth Powell

(d)	(i) Dr. Kenneth Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) TTN has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(iii) Dr. Karen Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

(i) Dr. Kenneth Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 887902104	13D	Page 7 of 12 Pages

(ii) TTN has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii) Karen Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Canadian

(ii) British Columbia, Canada

(iii) Canadian

Item 3. Source and Amount of Funds or Other Consideration.

(i)

On November 6, 2006, Dr. Powell transferred 300,000 TTN escrow shares released pursuant to the Escrow Agreement dated January 5, 1996 to himself, for no consideration.

On November 28, 2006, Dr. Powell exercised 400,000 warrants at an exercise price of Cdn$0.25 per share and acquired 400,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$100,000.00.

On January 8, 2007, Dr. Powel was granted stock options to acquire 500,000 common shares issuable pursuant to the Issuer’s stock option plan of which, 50% vested immediately, 25% vest on January 8, 2008 and 25% vest on July 8, 2008, all are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012.

On January 8, 2007, Dr. Powell disposed in the public market 5,500 common shares at a price of Cdn$0.30 per share.

On January 9, 2007, Dr. Powell disposed in the public market 20,000 common shares at a price of Cdn$0.32 per share and 14,500 common shares at a price of Cdn$0.30.

On January 10, 2007, Dr. Powell disposed in the public market 20,000 common shares at a price of Cdn$0.31 per share.

On January 11, 2007, Dr. Powell disposed in the public market 10,000 common shares at a price of Cdn$0.30 per share.

On January 17, 2007, Dr. Powell disposed in the public market 20,000 common shares at a price of Cdn$0.31 per share.

On January 18, 2007, Dr. Powell disposed in the public market 7,500 common shares at a price of Cdn$0.33 per share.

On January 23, 2007, Dr. Powell disposed in the public market 1,000 common shares at a price of Cdn$0.33 per share.

On January 30, 2007, Dr. Powell disposed in the public market 11,500 common shares at a price of Cdn$0.33 per share.

CUSIP No. 887902104	13D	Page 8 of 12 Pages

On February 14, 2007, Dr. Powell exercised 300,000 warrants at an exercise price of Cdn$0.25 per share and acquired 300,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$75,000.00.

On February 14, 2007, Cameron Powell, the son of Dr. Powell, exercised 10,000 warrants at an exercise price of Cdn$0.25 per share and acquired 10,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$2,500.00.

On February 14, 2007, Carson Powell, the son of Dr. Powell, exercised 10,000 warrants at an exercise price of Cdn$0.25 per share and acquired 10,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$2,500.00.

On February 20, 2007, Dr. Powell disposed in the public market 10,000 common shares at a price of Cdn$0.90 per share.

On February 27, 2007, Dr. Powell disposed in the public market 5,000 common shares at a price of Cdn$0.95 per share.

On February 28, 2007, Dr. Powell disposed in the public market 5,000 common shares at a price of Cdn$0.96 per share and 10,000 common shares at a price of Cdn$0.81.

On March 2, 2007, Dr. Powell disposed in the public market 10,000 common shares at a price of Cdn$1.11 per share.

On March 6, 2007, Dr. Powell disposed in the public market 30,000 common shares at a price of Cdn$1.08 per share.

On April 18, 2007, Dr. Powell disposed in the public market 12,000 common shares at a price of Cdn$0.70 per share.

On April 19, 2007, Dr. Powell disposed in the public market 20,000 common shares at a price of Cdn$0.70 per share.

On April 26, 2007, Dr. Powell disposed in the public market 10,000 common shares at a price of Cdn$0.77 per share.

On April 27, 2007, Dr. Powell disposed in the public market 8,000 common shares at a price of Cdn$0.85 per share.

On April 24, 2007, Dr. Powell transferred 300,000 TTN escrow shares released pursuant to the Escrow Agreement dated January 5, 1996 to himself, for no consideration.

On May 4, 2007, Dr. Powell disposed of 100,000 common shares through a private transaction for no consideration.

On June 27, 2007, Dr. Powell disposed of 300,000 common shares through a private transaction for no consideration.

On October 15, 2007, Dr. Powell exercised 468,958 warrants at an exercise price of Cdn$0.30 per share and acquired 468,958 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn$140,687.40.

CUSIP No. 887902104	13D	Page 9 of 12 Pages

(ii)

TTN was formed to hold common shares of the Issuer (the "Escrow Shares") pursuant to an Escrow Agreement dated January 5, 1996 among The Montreal Trust Company of Canada, the Issuer and TTN (the "Escrow Agreement"). The Escrow Shares held by TTN were initially purchased by Michael Paauwe, the former President of the Issuer, and Michael Gossland, the Director of Software Development and Secretary of the Issuer, at a purchase price of Cdn$0.01 per common share. The personal funds of Mr. Paauwe and Mr. Gossland were used to pay the purchase price for such securities.

Pursuant to an agreement dated December 20, 2002 among Dr. Powell, Mr. Kreilein, Mr. Paauwe, Mr. Gossland and TTN, Dr. Powell and Mr. Kreilein agreed to purchase all of the issued and outstanding securities of TTN in consideration for Cdn$28,500 (the "Share Transfer Transaction").

On November 6, 2006, Dr. Powell transferred 300,000 TTN escrow shares released pursuant to the Escrow Agreement dated January 5, 1996 to himself, for no consideration.

On April 24, 2007, Dr. Powell transferred 300,000 TTN escrow shares released pursuant to the Escrow Agreement dated January 5, 1996 to himself, for no consideration.

TTN Escrow Capital Corp is currently the record holder of 600,000 common shares of the Issuer. Dr.  Powell currently owns two-thirds (2/3) of the issued and outstanding securities of TTN, and Mr. Kreilein owns one-third (1/3) of the issued and outstanding securities of TTN. Dr. Powell used his personal funds to pay the purchase price for such securities.

(iii)

On February 14, 2007, Mrs. Karen Powell, the wife of Dr. Powell, exercised 200,000 warrants at an exercise price of Cdn$0.25 per share and acquired 200,000 common shares. The aggregate amount paid by Mrs. Powell from her personal funds was Cdn$50,000.00.

On August 24, 2007, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market 8,000 common shares at a price of Cdn$0.42 per share.

On August 28, 2007, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market 5,000 common shares at a price of Cdn$0.48 per share.

  Item 4. Purpose of Transaction.

(i)

Dr. Powell exercised 400,000 warrants and acquired 400,000 common shares.  Dr. Powell exercised these securities for investment purposes.

Cameron Powell, the son of Dr. Powell, exercised 10,000 warrants and acquired 10,000 common shares for investment purposes.

Carson Powell, the son of Dr. Powell, exercised 10,000 warrants and acquired 10,000 common shares for investment purposes.

Dr. Powell exercised 300,000 warrants and acquired 300,000 common shares.  Dr. Powell exercised these securities for investment purposes.

Dr. Powell exercised 468,958 warrants and acquired 468,958 common shares.  Dr. Powell exercised these securities for investment purposes.

In public transactions, Dr. Powell disposed a total of 230,000 common shares and in private transactions Dr. Powell disposed a total of 400,000 common shares.

(ii)

In two private transactions and with respect to TTN Escrow Capital Corp., 600,000 common shares were transferred to Dr. Powell for no consideration.

CUSIP No. 887902104	13D	Page 10 of 12 Pages

(iii)

Mrs. Powell, the wife of Dr. Powell, exercised 200,000 warrants and acquired 200,000 common shares.  Mrs. Powell exercised these securities for investment purposes.

In public transactions, Mrs. Powell, the wife of Dr. Powell, disposed a total of 13,000 common shares.

 Item 5. Interest in Securities of the Issuer.

(a) (i)

Dr. Powell is the beneficial owner of 8,811,504 common shares, or 21.68% of the Issuer's outstanding common shares as of October 18, 2007, which includes (A) 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are fully vested and exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010; (C) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 50% vested immediately, 25% vest on January 8, 2008 and 25% vest on July 8, 2008, all are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012; (D) 150,000 common shares underlying warrants that are exercisable any time at an exercise price of price of Can$0.40 per share until February 1, 2008; (E) 100,000 common shares underlying  warrants that are exercisable any time at an exercise price of Cdn$0.50 per share until August 31, 2008; (F) 600,000 common shares held in escrow in TTN Escrow Capital Corp.; (G) 1,914,247 common shares held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (H) 127,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; and (I) 127,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell.

   (ii)

TTN is the beneficial owner of 600,000 common shares, or 1.5% of the Issuer's outstanding common shares as of October 18, 2007.

   (iii)

Karen Powell is the beneficial owner of 1,914,247 common shares or 4.86% of the Issuer’s outstanding common shares as of October 18, 2007.

(b)

Number of shares as to which such person has:

     (i)   (A)

Sole power to vote or to direct the vote of 6,897,257 common shares, which includes (1) 1,020,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 250,000 common shares issuable upon the exercise of warrants; (3) 600,000 common shares of TTN Escrow Capital Corp.; (4) 127,000 common shares held by Cameron Powell; and (5) 127,000 common shares held by Carson Powell.

(B)

Sole power to vote or to direct the vote of 600,000 common shares.

(C)

Sole power to vote or to direct the vote of 1,914,247 common shares.

 (ii)     (A)

Shared power to vote or to direct the vote of 1,914,247 common shares, which represents the common shares held by Mrs. Powell.

(B)

Shared power to vote or to direct the vote of 0 common shares.

(C)

Shared power to vote or to direct the vote of 0 common shares.

CUSIP No. 887902104	13D	Page 11 of 12 Pages

(iii)    (A)

Sole power to dispose or to direct the disposition of 6,697,257 common shares, which            includes (1) 1,020,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 250,000 common shares issuable upon the exercise of warrants; (3) 400,000 common shares which represents Dr. Powell’s shareholdings of

TTN Escrow Capital Corp.; (4) 127,000 common shares held by Cameron Powell; and (5) 127,000 common shares held by Carson Powell.

(B)

Sole power to dispose or direct the disposition of 600,000 common shares.

(C)

Sole power to dispose or direct the disposition of 1,914,247 common shares.

(iv)     (A)

Shared power to dispose or to direct the disposition of 1,914,247 common shares, which             represents the common shares held by Mrs. Powell.

(B)

Shared power to dispose or to direct the disposition of 0 common shares.

(C)

Shared power to dispose or direct the disposition of 0 common shares.

(c)	(i)	Except as described in Item 3 above, Dr. Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

	(ii)	TTN did not effect any transactions in the Issuer's common shares since the most recent filing of Schedule 13D.

	(iii)	Except as described in Item 3 above, Mrs. Karen Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Escrow Agreement, the Escrow Shares may not be traded in, dealt with or released without the consent of the TSX Venture Exchange.

Dr. Powell may acquire 400,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share until December 22, 2008. Dr. Powell may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.25 per share until March 1, 2010.  Dr. Powell may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 50% vested immediately, 25% vest on January 8, 2008 and 25% vest on July 8, 2008, all are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012.

Dr. Powell may acquire 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of $0.40 per share until February 1, 2008. Dr. Powell may acquire 100,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per share until July 31, 2008.

Item 7. Material to be Filed as Exhibits.

Not Applicable

CUSIP No. 887902104	13D	Page 12 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 18, 2007

/s/ Kenneth Powell
Kenneth Powell

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 18, 2007

TTN ESCROW CAPITAL CORP.,
a corporation formed under the laws of the Province
of British Columbia, Canada

/s/ Kenneth Powell
Kenneth Powell, Director

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 18, 2007

/s/ Karen Powell
Karen Powell